

November 14, 2008

via U.S. mail and facsimile

Bryan Norcross, President
Brampton Crest International, Inc.
1210 Washington avenue
Suite 21
Miami Beach, FL 33139

> **Re: Item 4.02 Form 8-K**
> **Filed: November 13, 2008**
> **File No. 000-51207**

Dear Mr. Norcross:

We have reviewed your Item 4.02 Form 8-K and have the following comment.

1. Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a). You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

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Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief